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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

April 27, 2018

Re: Puxin Limited (CIK No. 0001726189)

      Registration Statement on Form F-1

Confidential

Mr. Charles Eastman

Mr. Terry French

Mr. Paul Fischer

Ms. Celeste M. Murphy

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Eastman, Mr. French, Mr. Fischer and Ms. Murphy:

On behalf of our client, Puxin Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

In the Revised Registration Statement, the Company has included relevant financial and operating information and data to reflect recent developments, including the unaudited consolidated financial statements and certain operating data for the three months ended March 31, 2018.

To facilitate your review, we have separately delivered to you today four courtesy paper copies of the Revised Registration Statement, marked to show changes to the draft Registration Statement we submitted on March 23, 2018, and two copies of the submitted exhibits.

Securities and Exchange Commission	2	April 27, 2018

The Company currently contemplates to launch the offering, subject to market conditions, by late May 2018. As such, we would be grateful if the staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public offering.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He Li He

cc:   Mr. Yunlong Sha, Chief Executive Officer

Mr. Peng Wang, Chief Financial Officer

Puxin Limited

Ms. Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmatsu Certified Public Accountants LLP